UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2022
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.DATE OF MATERIAL CHANGE

September 15, 2022

3.NEWS RELEASE

The news release announcing this material change was issued on September 15, 2022 in Canada and the United States.

4.    SUMMARY OF MATERIAL CHANGE

The Board of Directors (“Board”) of Methanex Corporation announced on September 15, 2022 that John Floren will retire as President and CEO and from the Board as of December 31, 2022 and that the Board has appointed Rich Sumner, currently Senior Vice President, Global Marketing & Logistics, as its new President & CEO and member of the Board of Directors effective January 1, 2023.

5.    FULL DESCRIPTION OF MATERIAL CHANGE

5.1    FULL DESCRIPTION OF MATERIAL CHANGE

The Board of Directors (“Board”) of Methanex Corporation announced on September 15, 2022 that John Floren will retire as President and CEO and from the Board as of December 31, 2022 and that the Board has appointed Rich Sumner as its new President & CEO and member of the Board effective January 1, 2023. Mr. Sumner currently holds the position of Methanex’s Senior Vice President, Global Marketing & Logistics and has been with the company since 2004.

Mr. Sumner has held a variety of senior leadership roles in marketing and logistics, working in both North America and Asia, as well as leading the Supply Chain function. In addition, Mr. Sumner has a strong financial background and held several senior finance leadership positions at Methanex. Mr. Sumner holds a Bachelor of Business Administration from Simon Fraser University, and he is a Chartered Professional Accountant.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.    OMITTED INFORMATION

Not applicable.

8.    EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.    DATE OF REPORT

September 19, 2022

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 19, 2022	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary